# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:
On June 15, 2026, the Reporting Persons issued a press release regarding an open letter (the "June 15, 2026 letter") the Reporting Persons sent to the outside members of the Board of the Issuer. In the June 15, 2026 letter, the Reporting Persons expressed their objection to the Board's decision to sell three hotel properties, which triggered a $480 million fee payable to Ashford, an entity controlled by Braemar's Chair, Monty Bennett.
Additionally, the Reporting Persons expressed their intent to pursue all available legal avenues to address what they view as Mr. Bennett's brazen self-dealing. The Reporting Persons further reiterated their intent to nominate candidates for election to the Board at the 2026 Annual Meeting and called on the remaining outside directors to promptly call the 2026 Annual Meeting and allow shareholders to elect directors of their choosing.
The foregoing summary of the June 15, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the June 15, 2026 letter, a copy of which is attached here as Exhibit 10 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Press Release, issued June 15, 2026, containing an Open Letter to the Outside Members of the Board of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (06/15/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (06/15/2026)